									Exhibit 12

SOUTH JERSEY INDUSTRIES, INC. Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges (Before Income Taxes) (IN THOUSANDS)
	Fiscal Year Ended December 31,

	2011		2010		2009		2008		2007

Net Income*	89,859		67,285		58,532		77,178		62,659

Income Taxes	22,502		28,811		34,302		51,948		43,056

Fixed Charges**	25,298		22,265		19,314		25,828		27,719

Capitalized Interest	(1,220)		(369)		(322)		(152)		(504)

Total Available	136,439		117,992		111,826		154,802		132,930

Total Available	5.4	x	5.3	x	5.8	x	6.0	x	4.8	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest charges and capitalized interest.